SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Ad-Hoc-Release
December 8, 2003

Notice in Accordance with sec. 15 of the Securities Trading Act of E.ON AG

E.ON Sells Stakes in EWE and VNG

All divestments required under the ministerial permit have now been completed

Today E.ON concluded agreements for the sale of its stakes in EWE and VNG. E.ON is now completing all the divestments required under the ministerial permit for the acquisition of Ruhrgas ahead of the deadline in February 2004. Previously, the company had already sold its stakes in Bayerngas, Gelsenwasser and swb.

EWE shareholders acquire stake

E.ON’s 27.4-percent stake in EWE AG, Oldenburg, will be acquired by Energieverband Elbe-Weser Beteiligungsholding GmbH and by Weser-Ems Energiebeteiligungen GmbH. The two EWE shareholders acquire this E.ON participation within the framework of their preemptive rights.

E.ON will earn € 500 million in proceeds from the sale of its EWE stake and a consolidated book gain of approximately € 200 million. The buyers intend to place the acquired shares in the stock market. E.ON will then participate in the expected higher proceeds.

Purchase Price for VNG stake approximately € 840 million

In addition, E.ON will sell 32.1 percent of its 42.1-percent stake in the Leipzig-based gas transmission company VNG to EWE. In accordance with the requirements stipulated in the ministerial permit, the remaining 10 percent were offered to East German municipalities for the same price. If the municipalities do not accept the offer, EWE will purchase these shares as well. The purchase price totals approximately € 840 million. The book gain from the sale of the 5.3-percent stake originally held by E.ON Energie amounts to approximately € 50 million. In accordance with US-GAAP rules, the 36.8-percent stake held via Ruhrgas was reported at its current fair value in the framework of the purchase price allocation following the acquisition of Ruhrgas. As a result, there is no book gain from the sale of this stake.

Both transactions are still subject to the fulfillment of certain conditions, including the approval by E.ON’s Supervisory Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: December 9, 2003	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm
Senior Vice President
Accounting